UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Nexeo Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

65342H102

(CUSIP Number)

WL Ross Sponsor LLC

Wilbur L. Ross, Jr.

1166 Avenue of the Americas

New York, New York 10036

(212) 826-2111

Copy to:

Thomas J. Ivey, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, California 94301

(650) 470-4500

(650) 470-4570 - Facsimile

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65342H102

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 8,538,929 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 8,538,929 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,538,929 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) WL Ross Group L.P. is the managing member of WL Ross Sponsor LLC. El Vedado, LLC is the general partner of WL Ross Group L.P. Wilbur L. Ross, Jr. is the sole member of El Vedado, LLC. 1,481,699 shares of Issuer’s Common Stock are directly held by WLRS Fund I LLC, of which WL Ross Sponsor LLC is a member with shared dispositive power over such shares with First Pacific Advisors, LLC, and Mr. Ross is the manager of WLRS Fund I LLC with sole voting power over such shares. The remaining 7,057,230 shares of the Issuer’s Common Stock are directly held by WL Ross Sponsor LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WL Ross Sponsor LLC may be deemed to share voting and dispositive power over the 8,538,929 shares of the Issuer’s Common Stock held by WL Ross Sponsor LLC and WLRS Fund I LLC.

(2) Based on 89,222,418 shares of the Issuer’s common stock outstanding as of June 9, 2016 as disclosed in the Issuer’s Form 8-K filed on June 15, 2016 with the Securities and Exchange Commission.

CUSIP No. 65342H102

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 8,538,929 shares (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 8,538,929 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,538,929 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) WL Ross Group L.P. is the managing member of WL Ross Sponsor LLC. El Vedado, LLC is the general partner of WL Ross Group L.P. Wilbur L. Ross, Jr. is the sole member of El Vedado, LLC. 1,481,699 shares of Issuer’s Common Stock are directly held by WLRS Fund I LLC, of which WL Ross Sponsor LLC is a member with shared dispositive power over such shares with First Pacific Advisors, LLC, and Mr. Ross is the manager of WLRS Fund I LLC with sole voting power over such shares. The remaining 7,057,230 shares of the Issuer’s Common Stock are directly held by WL Ross Sponsor LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WL Ross Sponsor LLC may be deemed to share voting and dispositive power over the 8,538,929 shares of the Issuer’s Common Stock held by WL Ross Sponsor LLC and WLRS Fund I LLC. Mr. Ross disclaims beneficial ownership over any securities owned by WL Ross Sponsor LLC and WLRS Fund I LLC in which he does not have any pecuniary interest.

(2) Based on 89,222,418 shares of the Issuer’s Common Stock outstanding as of June 9, 2016 as disclosed in the Issuer’s Form 8-K filed on June 15, 2016 with the Securities and Exchange Commission.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the common stock, par value $0.0001 per share (“Common Stock”), of Nexeo Solutions, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3 Waterway Square Place, Suite 1000, The Woodlands, Texas 77380.

Item 2. Identity and Background.

(a) Name of Person filing this Statement:

This Statement is being filed by WL Ross Sponsor LLC, a Delaware limited liability company (the “Sponsor”) and Wilbur L. Ross, Jr. (collectively, the “Reporting Persons”).

(b) Residence or Business Address:

The principal business address of the Reporting Persons is:

c/o WL Ross & Co, LLC

1166 Avenue of the Americas

New York, New York 10036

Attention: General Counsel

(c) Present Principal Occupation and Employment:

The Sponsor was formed for the purpose of investing in and holding the securities of the Issuer. Mr. Ross is the chairman of the board of directors of the Issuer and indirectly controls the Sponsor by virtue of his control through two holding companies, WL Ross Group L.P., the managing member of the Sponsor, and El Vedado, LLC, the general partner of WL Ross Group L.P.

(d) Criminal Convictions:

Neither Reporting Person has been charged or convicted in a criminal proceeding during the last five years excluding traffic violations or similar misdemeanors.

(e) Civil Proceedings:

Neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where, as a result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f) Citizenship:

The Sponsor is a limited liability company organized and existing under the laws of the State of Delaware. Wilbur L. Ross, Jr. is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On March 24, 2014, the Sponsor purchased an aggregate of 14,375,000 shares of Issuer’s Common Stock pursuant to the Amended and Restated Securities Subscription Agreement with the Issuer for an aggregate purchase price of $25,000 or approximately $0.002 per share. Immediately prior to pricing the Issuer’s initial public offering on June 5, 2014, the Sponsor forfeited 1,868,750 shares of Common Stock. Simultaneously with the commencement of the Issuer’s initial public offering on June 5, 2014, the Sponsor completed the acquisition of 22,400,000 warrants of the Issuer (the “Private Placement Warrants”) pursuant to the Amended and Restated Sponsor Warrants Purchase Agreement dated June 2, 2014, at a purchase price of $0.50 per Private Placement Warrant for an aggregate purchase price of $11,200,000.

On March 21, 2016 and in connection with the Issuer’s initial business combination, the Sponsor entered into that certain Private Placement Warrant Exchange Letter Agreement with the Issuer and Nexeo Holdco, LLC, pursuant to which the Sponsor agreed to exchange (the “Exchange”) the Private Placement Warrants for shares of Common Stock at an exchange ratio of 0.1 share of Common Stock for each Private Placement Warrant for a total of 2,240,000 shares of Common Stock, subject to the satisfaction or waiver of the conditions set forth in that certain Agreement and Plan of Merger, dated March 21, 2016, by and among the Issuer, Neon Acquisition Company LLC, Neon Holding Company LLC, Nexeo Solutions Holdings, LLC, TPG Accolade Delaware, L.P. and Nexeo Holdco, LLC (as supplemented and amended, the “Merger Agreement”). The Sponsor completed the Exchange concurrently with the Issuer’s initial business combination on June 9, 2016.

On June 6, 2016 and in connection with financing the Issuer’s initial business combination, the Sponsor entered into that certain Subscription Agreement with the Issuer pursuant to which the Sponsor agreed to purchase 1,000,000 shares of Common Stock for $10,000,000 on a private placement basis, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Sponsor completed its purchase concurrently with the Issuer’s initial business combination on June 9, 2016.

Item 4. Purpose of Transaction.

The information set forth in Items 3 this Statement is incorporated by reference herein, as applicable.

All shares of the Issuer’s Common Stock are held by the Reporting Persons for investment purposes. The Reporting Persons may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional securities of the Issuer in the open market or in privately negotiated transactions. The Reporting Persons may, from time to time, retain or sell all or a portion of its/his shares of the Issuer’s Common Stock in the open market or in privately negotiated transactions. Any actions that the Reporting Persons might undertake will depend upon its/his review of numerous factors, including, among other things, the availability of shares of the Issuer’s Common Stock for purchase and the price levels of such shares, general market and economic conditions, ongoing evaluation of the Issuer’s business operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the board of directors of the Issuer, personal financial planning, personal philanthropic endeavors, estate planning, and other future developments.

Other than in connection with the Issuer’s initial business combination that was consummated on June 9, 2016 or Mr. Ross’ role as a director of the Issuer, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time and from time to time, review or reconsider its/his position with respect to the Issuer and reserve the right to change, formulate and/or develop such plans or proposals. To the extent Mr. Ross may be involved in the formulation or approval of such plans or proposals as a director of the Issuer, Mr. Ross does not expect to disclose such developments of his involvement by amending this Statement unless he also participates in developing or making such plans or proposals in his capacity as an investor in the Issuer.

Item 5. Interests of Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Statement is incorporated herein by reference.

(c) The information contained on the cover pages and Item 3 of this Statement is incorporated herein by reference. The Reporting Persons have also engaged in the following transactions involving shares of Common Stock conditioned on the completion of the Issuer’s initial business combination which occurred on June 9, 2016:

(i) 2,509,819 shares of Common Stock transferred from the Sponsor to First Pacific Advisors, LLC and 1,481,699 shares of Common Stock transferred to WLRS Fund I LLC pursuant to that certain Subscription Agreement, dated May 23, 2016, by and among the Issuer, the Sponsor and First Pacific Advisors, LLC;

(ii) 79,976 shares of Common Stock transferred from the Sponsor to Park West Partners International, Limited pursuant to that certain Commitment Agreement, dated June 6, 2015, by and among the Issuer, the Sponsor and Park West Partners International, Limited;

(iii) 575,562 shares of Common Stock transferred from the Sponsor to Park West Investors Master Fund, Limited pursuant to that certain Commitment Agreement, dated June 6, 2016, by and among the Issuer, the Sponsor and Park West Investors Master Fund, Limited;

(iv) 457,724 shares of Common Stock transferred from the Sponsor to First Pacific Advisors, LLC, pursuant to that certain Commitment Agreement, dated June 6, 2016, by and among the Issuer, the Sponsor and First Pacific Advisors, LLC;

(v) 10,000 shares of Common Stock transferred from the Sponsor to each of Lord William Astor, Thomas Zacharias, and Robert Dinerstein, each a non-management director of the Issuer prior to its initial business combination, as payment of fees for his service on the board of directors of the Issuer; and

(vi) 3,554,240 shares of Common Stock transferred from the Sponsor to selling equityholders of Nexeo Solutions Holdings, LLC as part of the Issuer’s initial business combination, pursuant to the Merger Agreement and that certain Founder Share Transfer Letter Agreement, dated March 21, 2016, by and among the Issuer, the Sponsor and Nexeo Holdco, LLC (as supplemented and amended).

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 5 of this Statement is incorporated by reference herein, as applicable.

The Issuer also entered into a Shareholders’ and Registration rights Agreement, dated March 21, 2016 (as supplemented and amended, the “SHRRA”), with TPG Capital LLC and the Sponsor (the “Holders”). Pursuant to the SHRRA, each of the Holders has agreed to vote its shares of Common Stock in favor of the other Holder’s director designees to be elected to the board of directors of the Issuer. Because of the relationship between the Reporting Persons and TPG Capital LLC as a result of the SHRRA, the Reporting Persons and TPG Capital LLC may be deemed to have formed a “group” as such term is used in Rule 13d-5 of the Act.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

Exhibit Number	Description
1.	Agreement and Plan of Merger, dated March 21, 2016, by and among WL Ross Holding Corp., Neon Acquisition Company LLC, Neon Holding Company LLC, TPG Accolade Delaware, LP, Nexeo Solutions Holdings, LLC and Nexeo Holdco, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-36477) filed by the Issuer with the SEC on March 22, 2016).
2.	Amendment No. 1 to the Agreement and Plan of Merger, dated June 6, 2016, by and among the WL Ross Holding Corp., Neon Acquisition Company, LLC, Neon Holding Company LLC, Nexeo Solutions Holdings, LLC, TPG Accolade Delaware, L.P. and Nexeo Holdco, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-36477) filed by the Issuer with the SEC on June 7, 2016).
3.	Shareholders’ and Registration Rights Agreement, dated as of March 21, 2016, by and among TPG Capital LLC, WL Ross Sponsor LLC and WL Ross Holding Corp. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-36477) filed by the Issuer with the SEC on March 22, 2016).
4.	Amendment No. 1 to Shareholders’ and Registration Rights Agreement, dated June 6, 2016, by and among WL Ross Holding Corp., WL Ross Sponsor LLC and Nexeo Holdco, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-36477) filed by the Issuer with the SEC on June 7, 2016).
5.	Founder Share Transfer Letter Agreement, dated June 6, 2016, by and among WL Ross Holding Corp, WL Ross Sponsor LLC and Nexeo Holdco, LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 001-36477) filed by the Issuer with the SEC on March 22, 2016).
6.	Amendment No. 1 to Founder Share Transfer Letter Agreement, dated June 6, 2016, by and among WL Ross Holding Corp, WL Ross Sponsor LLC and Nexeo Holdco, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-36477) filed by the Issuer with the SEC on June 7, 2016).
7.	Private Placement Warrant Exchange Letter Agreement, dated as of March 21, 2016, by and among WL Ross Holding Corp., WL Ross Sponsor LLC and Nexeo Solutions Holdings, LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K (File No. 001-36477) filed by the Issuer with the SEC on March 22, 2016).

8.	Subscription Agreement, dated May 23, 2016, by and among WL Ross Holding Corp., WL Ross Sponsor LLC and First Pacific Advisors, on behalf of one or more clients (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-36477) filed by the Issuer with the SEC on May 24, 2016).
9.	Subscription Agreement, dated June 6, 2016, by and among WL Ross Holding Corp. and WL Ross Sponsor LLC (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K (File No. 001-36477) filed by the Issuer with the SEC on June 7, 2016).
10.	Commitment Agreement, dated June 6, 2016, by and among WL Ross Holding Corp., WL Ross Sponsor LLC and First Pacific Advisors, on behalf of one or more clients (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-36477) filed by the Issuer with the SEC on June 7, 2016).
11.	Commitment Agreement, dated June 6, 2016, by and among WL Ross Holding Corp., WL Ross Sponsor LLC and Park West Investors Master Fund, Limited (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-36477) filed by the Issuer with the SEC on June 7, 2016).
12.	Commitment Agreement, dated June 6, 2016, by and among WL Ross Holding Corp., WL Ross Sponsor LLC and Park West Partners International, Limited (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 001-36477) filed by the Issuer with the SEC on June 7, 2016).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2016

WL Ross Sponsor LLC

By:	/s/ Stephen J. Toy
Name:	Stephen J. Toy
Title:	Authorized Signatory

Wilbur L. Ross, Jr.

By:	/s/ Wilbur L. Ross, Jr.